Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08004605

20 August 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

SEC Mail Processing
Section

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

AUG 22 2008

Washington, DC
111

AUG 22 2008

Washington, DC
111

Yours sincerely

per Dennis Leong
Company Secretary

PROCESSED
SEP 02 2008
THOMSON REUTERS

dlw 8/29

cag_cosec_syd_prd/68580_1

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

SEC Mail Processing
Section

AUG 2 2 2008

Washington, DC
111

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,640
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	25,304 @ $28.74 3,336 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28,640 on 19/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	280,562,141	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,667,821	Options over Ordinary Shares at various exercise prices
		1,517,244	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

SEC Mail Processing
Section

AUG 2 2 2008

Washington, DC
111

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,500 @ $28.74 668 @ $32.75 3,333 @ $33.11 1,700 @ $34.60 333 @ $61.79 666 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8,200 on 18/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	280,533,501	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,696,461	Options over Ordinary Shares at various exercise prices
		1,517,244	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

SEC Mail Processing Section

AUG 22 2008

Washington, DC
111

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	441,134
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	157,406 @ $28.74 43,806 @ $32.26 30,404 @ $32.75 126,614 @ $33.11 1,666 @ $33.45 64,970 @ $34.60 1,668 @ $35.28 6,000 @ $35.54 2,100 @ $39.64 668 @ $40.81 4,166 @ $45.15 1,666 @ $49.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	441,134 on 15/08/2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	280,525,301	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,704,661	Options over Ordinary Shares at various exercise prices
		1,517,244	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

14 August 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 June 2008, there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,668 options exercisable at $28.99 each and expiring on 4 August 2008 (MQG0196);
- 276,027 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202);
- 2,214 options exercisable at $28.74 each and expiring on 24 September 2008 (MQG0207);
- 1,375 options exercisable at $31.18 each and expiring on 31 October 2008 (MQG0225);
- 1,668 options exercisable at $31.74 each and expiring on 7 November 2008 (MQG0231);
- 4,168 options exercisable at $34.78 each and expiring on 8 January 2009 (MQG0247);
- 3,000 options exercisable at $34.78 each and expiring on 8 January 2009 (MQG0248);
- 24,744 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 121,618 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);

- 136,808 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 11,036 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 1,000 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 1,934 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275);
- 3,000 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 2,000 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278);
- 3,336 options exercisable at $32.75 each and expiring on 22 November 2009 (MQG0279); and
- 1,668 options exercisable at $47.28 each and expiring on 10 January 2010 (MQG0285).

Also, on 2 July 2008, 603,028 fully paid ordinary shares were issued at a price of $56.40 each under the Macquarie Group Staff Share Acquisition Share Plan.

Also, on 4 July 2008, 3,077,178 fully paid ordinary shares were issued at a price of $50.95 each via the Dividend Reinvestment Plan for the ordinary final dividend.

Also, on 30 July 2008, 366 fully paid ordinary shares were issued at a price of 77.40 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.

Thus, as at 31 July 2008 the number of issued fully paid ordinary $1.00 shares was 279,377,781.

During the period 1 July to 31 July 2008 (inclusive), the following new options have been issued:

- 56,000 options exercisable at $47.29 each and expiring 8 July 2013 (MQG0404); and
- 91,000 options exercisable at $47.29 each and expiring 22 July 2013 (MQG0405).

During the period 1 July 2008 to 31 July 2008 (inclusive), the following options have lapsed unexercised:

- 1,668 options exercisable at $47.82 each and expiring on 8 April 2010 (MQG0294);
- 5,002 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);

- 9,299 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 1,668 options exercisable at $44.94 each and expiring on 8 December 2009 (MQG0315);
- 1,796 options exercisable at $70.47 each and expiring on 23 January 2011 (MQG0324);
- 24,776 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 7,334 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 4,000 options exercisable at $79.33 each and expiring on 22 January 2012 (MQG0359);
- 2,962 options exercisable at $82.57 each and expiring on 30 December 2008 (MQG0360);
- 4,000 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 11,231 options exercisable at $87.18 each and expiring on 9 July 2012 (MQG0376);
- 45,032 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 4,000 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- 4,000 options exercisable at $82.37 each and expiring on 22 October 2012 (MQG0388); and
- 3,000 options exercisable at $47.29 each and expiring on 8 July 2013 (MQG0404).

The number of options on issue at 31 July 2008 was 38,080,684 all exercisable into one share per option.

Yours faithfully

Michael Panikian
<u>Assistant Company Secretary</u>

Listing of Macquarie Group Limited Options

As at 31 July 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0200	5,000	$ 29.00	4/08/2008
MQG0202	767,856	$ 28.74	28/8/2008
MQG0203	1,668	$ 29.46	16/09/2008
MQG0206	12,500	$ 28.74	26/09/2008
MQG0207	144,247	$ 28.74	24/09/2008
MQG0208	9,250	$ 24.54	22/09/2008
MQG0209	168	$ 28.74	1/10/2008
MQG0222	5,000	$ 28.74	30/10/2008
MQG0224	12,500	$ 29.72	4/11/2008
MQG0226	1,668	$ 34.49	6/11/2008
MQG0228	4,168	$ 29.00	5/11/2008
MQG0237	5,000	$ 34.40	18/11/2008
MQG0241	1,668	$ 21.66	11/12/2008
MQG0245	4,300	$ 28.74	23/12/2008
MQG0248	6,000	$ 34.78	8/01/2009
MQG0252	1,668	$ 33.45	9/02/2009
MQG0253	3,334	$ 33.45	9/02/2009
MQG0254	3,334	$ 33.45	9/02/2009
MQG0256	20,002	$ 33.76	8/03/2009
MQG0257	5,836	$ 34.67	22/03/2009
MQG0260	5,836	$ 36.71	8/04/2009
MQG0261	14,168	$ 35.54	22/04/2009
MQG0262	26,700	$ 34.66	10/05/2009
MQG0263	14,168	$ 33.00	24/05/2009
MQG0264	8,334	$ 33.84	8/06/2009
MQG0265	10,838	$ 34.27	22/06/2009
MQG0266	15,002	$ 33.58	8/07/2009
MQG0267	669,503	$ 33.11	22/07/2009
MQG0268	1,340,321	$ 32.75	9/08/2009
MQG0269	1,061,345	$ 32.26	23/08/2009
MQG0270	1,668	$ 30.67	23/08/2009
MQG0271	423,387	$ 34.60	8/09/2009
MQG0272	76,278	$ 35.28	22/09/2009
MQG0273	100,614	$ 36.99	8/10/2009
MQG0274	34,535	$ 39.64	22/10/2009
MQG0275	45,656	$ 40.81	8/11/2009
MQG0276	58,868	$ 32.75	8/11/2009
MQG0277	11,667	$ 33.11	8/11/2009
MQG0278	27,420	$ 41.72	22/11/2009
MQG0279	88,902	$ 32.75	22/11/2009
MQG0280	28,736	$ 44.88	8/12/2009
MQG0281	4,900	$ 34.60	8/12/2009

Listing of Macquarie Group Limited Options

As at 31 July 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0282	6,668	$ 32.75	8/12/2009
MQG0283	35,834	$ 45.15	22/12/2009
MQG0284	8,334	$ 46.97	10/01/2010
MQG0285	8,332	$ 47.28	10/01/2010
MQG0286	5,000	$ 48.68	24/01/2010
MQG0288	56,668	$ 49.31	8/02/2010
MQG0289	8,336	$ 49.47	8/02/2010
MQG0291	54,786	$ 49.16	22/02/2010
MQG0292	24,168	$ 49.51	8/03/2010
MQG0293	26,668	$ 49.57	22/03/2010
MQG0294	38,336	$ 47.82	8/04/2010
MQG0295	43,335	$ 45.14	22/04/2010
MQG0296	22,162	$ 49.31	8/04/2010
MQG0297	30,834	$ 45.89	9/05/2010
MQG0298	15,068	$ 49.18	23/05/2010
MQG0300	45,835	$ 54.24	8/06/2010
MQG0301	30,668	$ 58.02	22/06/2010
MQG0302	8,334	$ 49.18	22/06/2010
MQG0303	47,554	$ 60.41	8/07/2010
MQG0304	18,524	$ 63.42	22/07/2010
MQG0305	7,363,231	$ 63.34	1/08/2010
MQG0306	17,658	$ 62.13	8/08/2010
MQG0307	30,834	$ 63.34	8/08/2010
MQG0308	60,000	$ 63.33	22/08/2010
MQG0309	52,866	$ 65.72	8/09/2010
MQG0310	6,707	$ 63.34	8/09/2010
MQG0312	1,668	$ 35.28	22/09/2009
MQG0313	28,834	$ 67.85	22/09/2010
MQG0314	680	$ 63.34	22/09/2010
MQG0316	11,167	$ 63.34	10/10/2010
MQG0317	63,334	$ 70.56	10/10/2010
MQG0318	41,333	$ 64.16	24/10/2010
MQG0319	49,333	$ 66.92	8/11/2010
MQG0320	54,832	$ 70.60	22/11/2010
MQG0321	55,832	$ 68.24	8/12/2010
MQG0322	23,667	$ 68.36	22/12/2010
MQG0323	24,500	$ 67.85	9/01/2011
MQG0324	38,152	$ 70.47	23/01/2011
MQG0325	82,000	$ 63.09	8/02/2011
MQG0327	21,000	$ 61.33	22/02/2011
MQG0328	61,000	$ 60.35	8/03/2011
MQG0329	27,000	$ 61.91	22/03/2011

Listing of Macquarie Group Limited Options

As at 31 July 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0330	70,168	$ 68.01	10/04/2011
MQG0331	24,000	$ 68.83	24/04/2011
MQG0332	2,500	$ 32.75	9/08/2009
MQG0333	86,814	$ 70.21	8/05/2011
MQG0334	19,000	$ 66.83	22/05/2011
MQG0335	25,333	$ 65.12	8/06/2011
MQG0336	71,000	$ 65.95	22/06/2011
MQG0337	21,310	$ 68.03	10/07/2011
MQG0338	34,000	$ 62.75	22/07/2011
MQG0339	9,472,440	$ 61.79	1/08/2011
MQG0340	26,500	$ 61.79	8/08/2011
MQG0341	74,400	$ 60.99	8/08/2011
MQG0342	16,985	$ 61.79	22/08/2011
MQG0343	88,000	$ 61.03	22/08/2011
MQG0344	4,000	$ 61.79	8/09/2011
MQG0345	175,425	$ 64.43	8/09/2011
MQG0346	2,000	$ 61.79	22/09/2011
MQG0347	35,000	$ 65.96	22/09/2011
MQG0348	5,925	$ 61.79	9/10/2011
MQG0349	100,666	$ 69.47	9/10/2011
MQG0350	4,000	$ 64.43	9/10/2011
MQG0351	11,000	$ 64.43	23/10/2011
MQG0352	38,000	$ 72.17	23/10/2011
MQG0353	69,000	$ 73.31	8/11/2011
MQG0354	35,390	$ 73.31	20/11/2011
MQG0355	20,000	$ 74.11	22/11/2011
MQG0356	23,000	$ 71.92	8/12/2011
MQG0357	53,200	$ 75.57	22/12/2011
MQG0358	68,000	$ 78.24	8/01/2012
MQG0359	61,000	$ 79.33	22/01/2012
MQG0360	48,038	$ 82.57	8/02/2012
MQG0361	12,000	$ 83.55	22/02/2012
MQG0362	35,000	$ 80.01	8/03/2012
MQG0363	83,000	$ 80.04	22/03/2012
MQG0364	4,000	$ 60.99	22/03/2012
MQG0365	12,500	$ 47.82	23/05/2010
MQG0366	75,000	$ 85.30	10/04/2012
MQG0367	272,179	$ 87.73	23/04/2012
MQG0368	1,666	$ 60.41	8/07/2010
MQG0369	5,000	$ 63.42	22/07/2010
MQG0370	4,000	$ 70.60	22/11/2010
MQG0371	117,000	$ 89.76	8/05/2012

Listing of Macquarie Group Limited Options

As at 31 July 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0372	105,000	$ 94.48	22/05/2012
MQG0373	4,000	$ 80.04	8/06/2012
MQG0374	60,600	$ 87.77	8/06/2012
MQG0375	42,000	$ 91.30	22/06/2012
MQG0376	94,769	$ 87.18	9/07/2012
MQG0377	65,000	$ 90.83	23/07/2012
MQG0378	46,000	$ 73.86	8/08/2012
MQG0379	10,069,186	$ 71.41	15/08/2012
MQG0380	59,365	$ 71.41	22/08/2012
MQG0381	60,000	$ 68.06	22/08/2012
MQG0382	97,490	$ 71.41	10/09/2012
MQG0383	144,000	$ 71.49	10/09/2012
MQG0384	1,750	$ 71.41	24/09/2012
MQG0385	126,200	$ 76.69	24/09/2012
MQG0386	5,200	$ 71.41	8/10/2012
MQG0387	63,000	$ 86.34	8/10/2012
MQG0388	76,000	$ 82.37	22/10/2012
MQG0389	54,000	$ 77.55	22/11/2012
MQG0390	381,400	$ 79.38	10/12/2012
MQG0391	81,000	$ 74.30	24/12/2012
MQG0392	70,000	$ 72.27	8/01/2013
MQG0393	149,000	$ 64.40	22/01/2013
MQG0394	212,800	$ 63.74	8/02/2013
MQG0395	61,000	$ 54.69	22/02/2013
MQG0396	94,000	$ 47.79	10/03/2013
MQG0397	69,000	$ 51.34	25/03/2013
MQG0398	174,000	$ 56.79	8/04/2013
MQG0399	63,000	$ 59.16	22/04/2013
MQG0400	113,400	$ 63.09	8/05/2013
MQG0401	48,000	$ 59.58	22/05/2013
MQG0402	84,000	$ 52.89	10/06/2013
MQG0403	20,000	$ 48.78	23/06/2013
MQG0404	53,000	$ 47.29	8/07/2013
MQG0405	91,000	$ 47.29	22/07/2013
	38,080,684		

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,710
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	70,248 @ $28.74 5,836 @ $29.00 1,668 @ $29.46 10,836 @ $32.26 25,990 @ $32.75 14,334 @ $33.11 4,668 @ $34.60 17,130 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	133,580 shares were issued on exercise of employee options 17,130 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	150,710 on 14/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	280,084,167	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	37,388,221	Options over Ordinary Shares at various exercise prices
		1,517,244	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	87,797
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	41,793 @ $28.74 24,170 @ $32.26 15,502 @ $32.75 500 @ $33.11 3,332 @ $35.28 2,500 @ $41.72
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	87,797 on 13/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,933,457	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	37,441,960	Options over Ordinary Shares at various exercise prices
		1,534,374	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,534,374 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

END

+ See chapter 19 for defined terms.